                                                        Overseas Shipholding Group, Inc.

Two Harbour Place                         Tel: 813.209.0600                   www.osg.com

302 Knights Run Avenue

Suite 1200

Tampa, FL 33602

February 7, 2017

Ms. Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

RE: Overseas Shipholding Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

File No. 001-06479

Dear Ms. Shenk:

We have reviewed your letter to us of December 22, 2016 setting forth staff comments on the Overseas Shipholding Group, Inc. (“OSG” or the “Company”) Form 10-K for the fiscal year ended December 31, 2015. Based on our review, we respond as follows to the staff comments:

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 4 – Earning per Common Share, page 84

SEC Comment

  You disclose that basic earnings per share is computed after the deduction of dividends and undistributed earnings allocated to participating securities. You further disclose that participating securities were allocated a portion of income for the year ended December 31, 2015. Please provide a reconciliation of the numerator to show the effect given to participating securities that affect your earnings per share, pursuant to ASC 260-10-50-1.a.

  OSG Response

  In response to the Staff’s comment, the following is a reconciliation of the numerator to show the effect given to participating securities that affected our earnings per share, pursuant to ASC 260-10-50-1. a. The components of net income/(loss) allocated to Class A and Class B common stock and participating securities for the three years ended December 31, 2015 are as follows:

  Ms. Lyn Shenk, Branch Chief

In thousands	2015	2014	2013
Basic and Diluted EPS:
Income/(loss) available to Class A Common Stockholders	$279,940	$(102,978)	$-
Income/(loss) available to Class B Common Stockholders	3,866	(49,295)	-
Loss available to Common Stockholders	-	-	(638,230)
Income allocated to participating securities	154	-	-
Net income/(loss)	$283,960	$(152,273)	$(638,230)

  In our future filings, commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, we will include a reconciliation of the numerator to show the effect given to participating securities that may affect our earnings per share, pursuant to ASC 260-10-50-1.a. by expanding our earnings per share disclosure as presented in the table noted above.

  If you should have any questions regarding this matter, please contact me at (813) 209-0699.

  Sincerely,

  /s/ Christopher Wolf

  Christopher Wolf

  Senior Vice President and Chief Financial Officer

  cc: Jeffrey D. Karpf, Esq., Cleary Gottlieb Steen & Hamilton LLP

  Alison McNerney, PricewaterhouseCoopers LLP